VF 4-30-03

03015882

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

[ANNU]AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~50077~~ 8-48158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Renty Christian & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9750 Miramar Rd., Suite 261
(No. and Street)

San Diego, CA 92126
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Renty 619-325-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

MAR 2 4 2003

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeAtazo & Co. P.C.
(Name – *if individual, state last, first, middle name*)

380 Westport Road, Ste. 201, Kansas City, MO 64171
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Rentz, Christian & Company
Audited Financial Statements
December 31, 2002

Rentz, Christian & Company
Audited Financial Statements
December 31, 2002

Table of Contents

DeShazo and Company, PC

300 Westport Road
Suite 201
PO Box 32366
Kansas City, MO 64171

Joanne B. DeShazo
Certified Public Accountant
Voice 816-756-0020
Fax 816-756-1411

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Rentz, Christian & Company
814 Morena Blvd, # 306
San Diego, California 92110

We have audited the statement of financial position of Rentz, Christian & Company as of December 31, 2002, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rentz, Christian & Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

DeShazo and Company, PC

BY Joanne B. DeShazo

February 6, 2003

Rentz, Christian Company
Statement of Financial Position
December 31, 2002

Exhibit A

Assets

Current Assets		
Cash		$ 23,418
Commission receivable		3,542
Total current assets		26,960
Fixed Assets		
Furniture and fixtures (Note 1)	$ 1,410	
Less: Accumulated depreciation	1,257	153
Other Assets		
Deposit	$ 850	
Investment	550	
Loans to stockholders (Note 2)	28,220	29,620
Total Assets		$ 56,733

Liabilities and Stockholders' Equity

Current Liabilities		
Accounts payable	$ 5,278	
Accrued commissions	5,380	
Income taxes payable	982	$ 11,640
Stockholders' Equity		
Common stock - $.01 par value; 3,000,000 shares authorized; 1,000 shares issued and outstanding	$ 10	
Capital in excess of par value	40,490	
Retained earnings	4,593	45,093
Total Liabilities and Stockholders' Equity		$ 56,733

Rentz, Christian Company
Statement of Operations
Year ended December 31, 2002

Exhibit B

Income		
Retail commissions		$ 106,404
Expenses		
Accounting and auditing	$ 1,750	
Commissions expense	83,596	
Contract labor	145	
Depreciation expense	193	
Insurance	731	
Miscellaneous expense	434	
Office expense	38	
Rent	11,246	
Taxes, licenses and permits	2,511	
Telephone	3,781	
Travel and entertainment	962	
Utilities	965	106,352
Income (Loss) from operations		52
Other income (expense)		
Interest income		263
Net Profit before taxes		315
Provision for income taxes		47
Net income		$ 268

Rentz, Christian Company
Statement of Changes in Stockholders' Equity
Year ended December 31, 2002

Exhibit C

	COMMON STOCK	CAPITAL IN EXCESS OF PAR	ACCUMULATED RETAINED EARNINGS	TOTAL EQUITY
Balances at 12-31-01	$ 10	$ 40,490	$ 4,325	$ 44,825
Net income	-	-	268	268
Balances at 12-31-02	$ 10	$ 40,490	$ 4,593	$ 45,093

Rentz, Christian Company
Statement of Cash Flows
Year ended December 31, 2002

Exhibit D

Cash flows from operating activities		
Net Income	$ 268	
Adjustments to reconcile net income to net cash provided		
Decrease in receivables	1,289	
Increase in payables	1,457	
Depreciation expense	193	
Net cash provided by operating activities		$ 3,207
Cash flows from financing activities		
Increase in loan to stockholder	(6,050)	
Net cash used by financing activities		(6,050)
Decrease in cash		$ (2,843)
Cash, December 31, 2001		26,261
Cash, December 31, 2002		$ 23,418

Note 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
The company was incorporated on February 9, 1995, in the State of Missouri. The company is an investment banker and brokerage firm providing full investment services, primarily in the greater San Diego area.

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting, where revenues are recognized when earned and expenses are recorded when the liability is incurred.

FURNITURE & FIXTURES AND DEPRECIATION
Fixed assets are stated at cost and depreciated using the straight line and accelerated methods over the estimated useful life of the assets.

Note 2: LOAN TO STOCKHOLDER

The company holds a note dated December 31, 2002, with David Rentz, president and stockholder. Interest on the note is calculated at prime rate plus 1%, calculated quarterly on 3-31, 6-30, 9-30, and 12-31 on the average outstanding loan balance for the quarter. Interest is due on January 1, 2004, and each year thereafter.

Note 3: OPERATING LEASES

The company leases office space under an agreement which expires November 30, 2003.
Future rental commitments are as follows:

Through November 30, 2003	$9,900

Note 4: ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Actual results could differ from those estimates and assumptions.

Rentz, Christian & Company
December 31, 2002
Schedule of Supplemental Information Including:

1. Net Capital as determined by NASD rule 15C3-1
2. Reserve Requirements under Rule 15C3-3
3. Possession and Control of Securities under Rule 15C3-3
4. Reconciliation pursuant to Rule 17 A 5 (d) 4
5. Reconciliation of Net Capital
6. Discussion of material inadequacies

To the Board of Directors and Stockholders
Rentz, Christian & Company
San Diego, California

Our report on our examination of the basic financial statements of Rentz, Christian & Company appears on Page 1. The examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental information includes a computation of Net Capital in accord with NASD rule 15C3-1, disclosure of reserve requirement, disclosure of possession and control of securities, disclosure regarding reconciliation pursuant to NASD rule 17 A 5 (d) 4, reconciliation of net capital, and statement regarding material inadequacies. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects to the financial statements taken as a whole.

DeShazo and Company, PC

by Joanne A DeShazo

February 6, 2003

Rentz, Christian & Company
Schedule of Supplemental Information
December 31, 2002

1. Net Capital (Rule 15C3-1)

Total ownership equity	$45,093
Less: Nonallowable assets	29,774
Net capital	15,319
Less: Net capital required	(5,000)
Net capital excess	$10,319

2. Reserve requirement (Rule 15C3-3) — none

3. Possession and control of securities (Rule 15C3-3) — none

4. Reconciliation pursuant to Rule 17A5 (d) 4
Reserve requirement – No customer securities are held or balance due customers — none

5. Reconciliation of net capital

Net capital per form X-17A5 Part II	$10,319

6. There were no material inadequacies found.

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Rentz, Christian & Company

In planning my audit of the financial statements of Rentz, Christian & Company for the year ended December 31, 2002, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Rentz, Christian & Company that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

DeShazo and Company, PC

February 6, 2003

by Joanne A DeShazo